SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 14, 2012
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 3Q12 results

São Paulo, November 14, 2012 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its results for the third quarter 2012 (3Q12). The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2011.

SBSP3: R$ 83.15 / share SBS: US$ 80.25 (ADR=2 shares) Total shares: 227.836.623 Market Value: R$ 19 billion Closing Price: 11/14/2012

1. Financial highlights

								R$ million
	3Q11	3Q12	Var. (R$)%		9M11	9M12	Var. (R$)%
(+) Gross operating revenue	2,068.1	2,262.9	194.8	9.4	6,043.3	6,500.9	457.6	7.6
(+) Construction revenue	672.3	612.3	(60.0)	(8.9)	1,621.1	1,741.0	119.9	7.4
(-) COFINS and PASEP taxes	149.1	164.2	15.1	10.1	438.7	478.2	39.5	9.0
(=) Net operating revenue	2,591.3	2,711.0	119.7	4.6	7,225.7	7,763.7	538.0	7.4
(-) Costs and expenses	1,287.1	1,389.4	102.3	7.9	3,968.0	4,011.1	43.1	1.1
(-) Construction costs	656.0	599.2	(56.8)	(8.7)	1,581.8	1,704.1	122.3	7.7
(+) Equity Results	(2.2)	(0.6)	1.6	(72.7)	(4.4)	(3.6)	0.8	(18.2)
(=) Earnings before financial expenses (EBIT*)	646.0	721.8	75.8	11.7	1,671.5	2,044.9	373.4	22.3
(+) Depreciation and amortization	168.2	180.2	12.0	7.1	572.5	543.7	(28.8)	(5.0)
(=) EBITDA**	814.2	902.0	87.8	10.8	2,244.0	2,588.6	344.6	15.4
(%) EBITDA margin	31.4	33.3			31.1	33.3
Net income	68.0	361.8	293.8	432.1	730.4	1,146.5	416.1	57.0
Earnings per share (R$)	0.30	1.59			3.21	5.03
(*) Earnings before interest and taxes (**) Earnings before interest, taxes, depreciation and amortization

In 3Q12, net operating revenue reached R$ 2.7 billion, a 4.6% growth compared to 3Q11. Costs and expenses, including construction costs, in the amount of R$ 2.0 billion grew 2.3% over 3Q11. EBIT grew 11.7%, from R$ 646.0 million in 3Q11 to R$ 721.8 million in 3Q12. EBITDA increased 10.8%, from R$ 814.2 million in 3Q11 to R$ 902.0 million in 3Q12. The EBITDA margin was 33.3% in 3Q12 in comparison to 31.4% in the same period of the previous year. Excluding construction revenues and construction costs, the EBITDA margin was 42.4% in 3Q12 (41.6% in 3Q11).

2. Gross operating revenue

Gross operating revenue from water supply and sewage collection grew from R$ 2.1 billion in 3Q11 to R$ 2.3 million in 3Q12, an increase of R$ 194.8 million or 9.4%. The main factors for this result were the tariff adjustment of 6.83% in 2011 and the increase of 3.2% in total billed volume.

3. Construction revenue

In 3Q12, construction revenue moved from R$ 672.3 million to R$ 612.3 million, a decrease of R$ 60.0 million or 8.9%, comparing to 3Q11. This variation was mainly due to the lower expenses with construction works in 3Q12.

4. Billed volume

The following tables show the billed water and sewage volume per customer category and region in 3Q11 and 3Q12.

BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m [3]
		Water			Sewage		Water + Sewage
Category	3Q11	3Q12%		3Q11	3Q12%		3Q11	3Q12%
Residential	369.1	380.3	3.0	304.1	314.6	3.5	673.2	694.9	3.2
Commercial	41.8	43.6	4.3	39.0	40.4	3.6	80.8	84.0	4.0
Industrial	9.7	9.5	(2.1)	10.1	10.8	6.9	19.8	20.3	2.5
Public	13.6	14.4	5.9	10.6	11.2	5.7	24.2	25.6	5.8
Total retail	434.2	447.8	3.1	363.8	377.0	3.6	798.0	824.8	3.4
Wholesale	74.1	74.8	0.9	6.8	7.5	10.3	80.9	82.3	1.7
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	508.4	522.7	2.8	370.6	384.5	3.8	879.0	907.2	3.2
	9M11	9M12%		9M11	9M12%		9M11	9M12%
Residential	1,109.2	1,136.4	2.5	908.9	936.9	3.1	2,018.1	2,073.3	2.7
Commercial	124.9	129.1	3.4	116.6	119.9	2.8	241.5	249.0	3.1
Industrial	28.9	28.4	(1.7)	30.0	31.7	5.7	58.9	60.1	2.0
Public	39.6	41.6	5.1	31.0	32.3	4.2	70.6	73.9	4.7
Total retail	1,302.6	1,335.5	2.5	1,086.5	1,120.8	3.2	2,389.1	2,456.3	2.8
Wholesale	222.5	221.8	(0.3)	21.0	21.0	-	243.5	242.8	(0.3)
Reused water	0.2	0.3	50.0	-	-	-	0.2	0.3	50.0
Total	1,525.3	1,557.6	2.1	1,107.5	1,141.8	3.1	2,632.8	2,699.4	2.5

BILLED WATER AND SEWAGE VOLUME (1) PER REGION - million m [3]
		Water			Sewage		Water + Sewage
Region	3Q11	3Q12%		3Q11	3Q12%		3Q11	3Q12%
Metropolitan	287.4	296.6	3.2	244.1	252.9	3.6	531.5	549.5	3.4
Regional (2)	146.8	151.2	3.0	119.7	124.1	3.7	266.5	275.3	3.3
Total retail	434.2	447.8	3.1	363.8	377.0	3.6	798.0	824.8	3.4
Wholesale	74.1	74.8	0.9	6.8	7.5	10.3	80.9	82.3	1.7
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	508.4	522.7	2.8	370.6	384.5	3.8	879.0	907.2	3.2
	9M11	9M12%		9M11	9M12%		9M11	9M12%
Metropolitan	857.6	880.0	2.6	727.8	748.9	2.9	1,585.4	1,628.9	2.7
Regional (2)	445.0	455.5	2.4	358.7	371.9	3.7	803.7	827.4	2.9
Total retail	1,302.6	1,335.5	2.5	1,086.5	1,120.8	3.2	2,389.1	2,456.3	2.8
Wholesale	222.5	221.8	(0.3)	21.0	21.0	-	243.5	242.8	(0.3)
Reused water	0.2	0.3	-	-	-	-	0.2	0.3	50.0
Total	1,525.3	1,557.6	2.1	1,107.5	1,141.8	3.1	2,632.8	2,699.4	2.5

(1) Unaudited
(2) Including coastal and countryside

5. Costs, administrative, selling and construction expenses

In 3Q12, costs of products and services, administrative, selling and construction expenses grew 2.3% (R$ 45.5 million). As a percentage of net revenue, cost and expenses moved from 75.0% in 3Q11 to 73.4% in 3Q12.

								R$ million
	3Q11	3Q12	Chg. (R$)%		9M11	9M12	Chg. (R$)%
Payroll and benefits	427.1	426.7	(0.4)	(0.1)	1,395.7	1,276.6	(119.1)	(8.5)
Supplies	42.5	46.1	3.6	8.5	114.2	129.8	15.6	13.7
Treatment supplies	37.3	39.1	1.8	4.8	118.8	135.1	16.3	13.7
Services	245.1	261.5	16.4	6.7	709.2	779.1	69.9	9.9
Electric power	143.9	144.8	0.9	0.6	436.6	442.8	6.2	1.4
General expenses	194.2	209.7	15.5	8.0	478.6	501.2	22.6	4.7
Tax expenses	11.6	10.7	(0.9)	(7.8)	49.1	56.8	7.7	15.7
Sub-total	1,101.7	1,138.6	36.9	3.3	3,302.2	3,321.4	19.2	0.6
Depreciation and amortization	168.2	180.2	12.0	7.1	572.5	543.7	(28.8)	(5.0)
Credit write-offs	17.2	70.6	53.4	310.5	93.3	146.0	52.7	56.5
Sub-total	185.4	250.8	65.4	35.3	665.8	689.7	23.9	3.6
Construction costs	656.0	599.2	(56.8)	(8.7)	1,581.8	1,704.1	122.3	7.7
Costs, administrative, selling and
construction expenses	1,943.1	1,988.6	45.5	2.3	5,549.8	5,715.2	165.4	3.0
% over net revenue	75.0	73.4			76.8	73.6

5.1. Payroll and benefits

In 3Q12 payroll and benefits dropped R$ 0.4 million or 0.1%, from R$ 427.1 million to R$ 426.7 million, due to the following:

  Adjustment to the provision for severance pay in the amount of R$ 15.7 million in 3Q11, due to: (i) increased adhesion of employees who applied for retirement; and (ii) approval of Law 12.506/11, changing the notice period from 30 to 90 days in case of dismissal without cause; and
  Decline in the current cost based on the actuarial calculation for 2012, related to the Defined Benefit Plan, in the amount of R$ 4.1 million.

These decreases were offset by the 8.00% increase in wages since May 2011 and of 6.17% since May 2012, with an impact of approximately R$ 19.4 million.

5.2. Supplies

In 3Q12, expenses with supplies increased by R$ 3.6 million or 8.5%, when compared to the same period of the previous year, from R$ 42.5 million to R$ 46.1 million, mostly due to: (i) water and sewage systems preventive and correction maintenance, in the amount of R$ 2.4 million; and (ii) maintenance of water and sewage connections and networks totaling R$ 1.0 million.

5.3. Treatment supplies

Treatment supplies expenses in 3Q12 were R$ 1.8 million or 4.8% higher than in 3Q11, from R$ 37.3 million to R$ 39.1 million. The main factor for this variation was increase in consumption and replacement of products in order to attend the demand and maintain efficiency in the treatment of water.

5.4. Services

In 3Q12 this item increased R$ 16.4 million or 6.7%, from R$ 245.1 million to R$ 261.5 million. The main factors were:

  Advertising campaigns focused on social and environmental initiatives, such as: (i) awareness-raising initiatives related to the depollution “Tietê Project”, conscious water consumption, Sabesp’s initiatives that impacted the quality of life of the population, among others, in the amount of R$ 8.6 million;
  Increase R$ 5.9 million related to the fleet renewal program, through leasing;

  Public and Private Partnership Agreement of the Alto Tietê Production System, with an increase of R$ 4.1 million due to the start-up in September 2011, increasing the water production capacity from 10m3/s to 15m3/s;
  Software rental in the amount of R$ 3.0 million, resulting from maintenance, technical support and training for use in Sabesp's central computer;
  Preventive and corrective maintenance in the water and sewage systems in the amount of R$ 2.5 million; and
  Property security in the amount of R$ 1.3 million, due to increased coverage of equipment and areas.

The increases mentioned above were offset by a R$ 10.1million decrease resulting from socialenvironmental activities settled with the Municipal Government of São Paulo.

5.5. Electric power

In 3Q12, this item increased R$ 0.9 million, or 0.6%, from R$ 143.9 million to R$ 144.8 million, due to the average increase of approximately 2.05% in the tariff for free and captive markets in the period. This increase was offset by a 15% discount granted, since September 2011, at the Use of Distribution System Tariff (TUSD), in the operation directly related to sanitation.

5.6. General expenses

In 3Q12 general expenses increased R$ 15.5 million or 8.0%, from R$ 194.2 million to R$ 209.7 million, due to:

  Increase of R$ 4.7 million in the provision for payment of the municipal fund pursuant to the Service Agreement with the Municipal Government of São Paulo;
  Increase in the provisions for lawsuits, amounting to R$ 2.4 million;
  Increase of R$ 1.7 million, due to the beginning of billing for the use of water from the Baixada Santista water basin since February 2012; and
  Increase of R$ 1.2 million, related to the institutional support due to the contribution to the Instituto Criança Cidadã.

5.7. Depreciation and Amortization

Depreciation and amortization increased R$ 12.0 million or 7.1%, from R$ 168.2 million to R$ 180.2 million, due to a higher transfer of works to operating intangible assets.

5.8. Credit write-offs

In 3Q12 credit write-offs increased R$ 53.4 million or 310.5%, from R$ 17.2 million to R$ 70.6 million, chiefly due to the additional provision for overdue agreements with private clients in the amount of R$ 9.6 million, municipal public entities in the amount of R$ 4.9 million and the additional provision for overdue debits with public state entities in the amount of R$26.7 million.

6. Other operating revenues and expenses

6.1. Other operating revenues

These revenues moved up by R$ 18.5 million, mainly due to: (i) accounting reclassification related to the sale of scrap material in 3Q11, in the amount of R$ 11.7 million, non-recurring for the following quarters; and (ii) transfer of funds through the Water Resource Preservation Program, for the execution of the project for the Sewage Separation System in the municipality of Itatiba and the construction of 8 sewage pumping stations, trunk sewers and pumping lines in the municipality of Piracaia, in the amount R$3.2 million.

6.2. Other operating expenses

Other operating expenses increased R$ 63.6 million due to (i) indication of impairment with an additional R$ 35.1 million; and (ii) provision for intangible asset losses in the amount of R$ 35.1 million.

7. Financial revenues and expenses

				R$ million
	3Q11	3Q12	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	77.8	75.0	(2.8)	(3.6)
Interest and charges on international loans and financing	23.2	22.5	(0.7)	(3.0)
Other financial expenses	38.3	41.2	2.9	7.6
Total financial expenses	139.3	138.7	(0.6)	(0.4)
Financial revenues	96.1	54.6	(41.5)	(43.2)
Financial expenses net of revenues	43.2	84.1	40.9	94.7

7.1. Financial expenses

In 3Q12 financial expenses dropped R$ 0.6 million, or 0.4%. The main factors that influenced this result were:

  Decrease in interest by R$ 2.8 million on domestic loans and financing, mainly due to the amortization of the 9th debenture in October 2011; and
  Other financial expenses increased by R$ 2.9 million:
    Commitments with the municipalities for the formalization of program contracts, in the amount of R$ 1.0 million; and
    Higher interest related to lawsuits in the amount of R$ 1.8 million.

7.2. Financial revenues

Financial revenues decreased by R$ 41.5 million, due to the gradual reduction of the market interest rates obtained in financial investments and higher cash position.

8. Monetary variation on assets and liabilities

				R$ million
	3Q11	3Q12	Var.	%
Monetary variation on loans and financing	7.9	6.6	(1.3)	(16.5)
Currency exchange variation on loans and financing	466.3	23.1	(443.2)	(95.0)
Other monetary/exchange rate variations	11.1	9.1	(2.0)	(18.0)
Variation on Liabilities	485.3	38.8	(446.5)	(92.0)
Variation on assets	17.8	13.7	(4.1)	(23.0)
Net Variation	467.5	25.1	(442.4)	(94.6)

8.1. Monetary variation on liabilities

The effect on the monetary variation on liabilities in 3Q12 was R$ 446.5 million lower than in 3Q11, specially the exchange rate variation on international loans and financing, in the amount of R$ 443.2 million, due to the 0.4% depreciation of Brazilian Real versus US Dollar and of 2.8% depreciation of Brazilian Real versus the Yen in 3Q12 in comparison to a 15.8% depreciation of Brazilian Real versus US Dollar and of 19.4% depreciation of Brazilian Real versus the Yen in 3Q11.

8.2. Monetary variation on assets

Monetary variation on assets dropped R$ 4.1 million, mainly due to the higher number of agreements with clients for the payment of bills in instalments in 3Q11.

9. Operating indicators

In 3Q12, water loss ratio was 26%, remaining steady when compared to the previous year. With the beginning of the hiring financed by JICA, scheduled for mid-2013, a more substantial decline is expected for this indicator.

Operating indicators*	3Q11	3Q12%
Water connections (1)	7,438	7,627	2.5
Sewage connections (1)	5,877	6,073	3.3
Population directly served - water (2)	23.8	24.2	1.7
Population directly served - sewage (2)	20.4	20.9	2.5
Number of employees	15,194	14,666	(3.5)
Water volume produced (3)	2,241	2,285	2.0
Water losses (%)	25.7	25.8	0.4
(1) In thousand units (2) In million inhabitants. Not including wholesale (3) In millions of cubic meters. * Unaudited

10. Loans and financing

In October, the Company’s Board of Directors approved the terms of the 16th Issue of simple, non-convertible, unsecured Debentures in a single series, for public distribution, with restricted placement efforts, for a total amount of R$ 500 million, the proceeds of which will be used to settle the Company’s maturing financial obligations.

In November, SABESP’s Board of Directors approved the 17th Issue of Simple Unsecured Debentures, not convertible into shares, totaling up to R$ 1 billion, in up to three series, whose proceeds will be used to settle the Company’s obligations in 2013, including the early redemption of its debentures and/or the payment of other debts.

								R$ million
INSTITUTION	2012	2013	2014	2015	2016	2017	2018 and onwards	Total
Local market
Banco do Brasil	90.2	380.6	100.3	-	-	-	-	571.1
Caixa Econômica Federal	29.3	116.1	77.6	55.9	55.3	57.9	648.4	1,040.5
Debentures	-	472.5	270.0	360.0	94.8	96.8	495.8	1,789.9
Debentures BNDES	2.0	36.2	56.3	71.6	71.6	71.6	262.4	571.7
Debentures FI FGTS	-	-	22.7	45.5	45.5	45.5	340.4	499.6
BNDES	17.2	48.0	43.9	43.9	43.9	43.8	217.4	458.1
Others	0.4	0.7	0.5	0.6	0.6	0.7	146.3	149.8
Interest and charges	21.2	34.5	-	-	-	-	-	55.7
Local market total	160.3	1,088.6	571.3	577.5	311.7	316.3	2,110.7	5,136.4
International market
BID	28.3	77.5	77.5	77.5	77.5	85.0	398.9	822.2
BIRD	-	-	-	-	-	-	30.2	30.2
Eurobonds	-	-	-	-	283.8	-	703.3	987.1
JICA	-	57.0	57.0	57.1	57.1	57.1	690.0	975.3
BID 1983AB	-	48.6	48.6	48.6	48.6	48.7	164.7	407.8
Interest and charges	31.6	4.2	-	-	-	-	-	35.8
International market total	59.9	187.3	183.1	183.2	467.0	190.8	1,987.1	3,258.4
Total	220.2	1,275.9	754.4	760.7	778.7	507.1	4,097.8	8,394.8

11. ARSESP

On November 13, ARSESP published a technical note on the preliminary Maximum Initial Average Tariff (P0) with the preliminary Asset Base and the Efficiency Gains Factor (X) for SABESP's Second Tariff Cycle (stage B3). This technical note will be detailed during the conference call.

12. Events

Conference Call in Portuguese	Conference Call in English
November 21, 2012	November 21, 2012
08:00am (US EST) / 11:00am (Brasilia)	11:00am (US EST) / 2:00pm (Brasilia)
Dial in access: 55 (11) 3127-4971	Dial in access: 1 (412) 317-6776
Conference ID: Sabesp	Conference ID: Sabesp

Replay available until 11/27/2012	Replay available until 12/02/2012
Dial in access: 55 (11) 3127-4999	Dial in access: 1(412) 317-0088
Replay ID: 48065503	Replay ID: 10018665

Click here for live webcast and Access through the Internet at: www.sabesp.com.br

For more information, please contact:

Mario Arruda Sampaio
Phone.(55 11) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Phone.(55 11) 3388-8793
E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income statement

Corporate Law Method (Law No. 6,404/76)				R$ '000
	PARENT COMPANY		CONSOLIDATED
	3Q12	3Q11	3Q12	3Q11
Gross Revenue from Sales and Services	2,875,216	2,740,412	2,874,952	2,741,989
Water Supply - Retail	1,176,710	1,070,441	1,175,880	1,071,406
Water Supply - Wholesale	49,133	46,207	49,133	46,207
Sewage Collection and Treatment	990,291	899,674	990,470	900,221
Sewage Collection and Treatment - Wholesale	6,188	5,830	6,188	5,830
Construction Revenue - Water	239,681	323,081	239,762	323,096
Construction Revenue - Sewage	372,552	349,249	372,955	349,264
Other Services	40,661	45,930	40,564	45,965

Taxes on Sales and Services - COFINS and PASEP	(164,231)	(149,150)	(164,279)	(149,190)

Net Revenue from Sales and Services	2,710,985	2,591,262	2,710,673	2,592,799

Costs of Sales and Services	(1,592,348)	(1,634,513)	(1,591,939)	(1,635,681)

Gross Profit	1,118,637	956,749	1,118,734	957,118

Operating Expenses
Selling	(188,892)	(116,219)	(188,654)	(116,307)
Administrative	(207,387)	(192,317)	(208,495)	(193,678)
Other operating revenue (expenses), net	(59,533)	(12,671)	(59,491)	(12,643)

Operating Income Before Shareholdings	662,825	635,542	662,094	634,490
Equity Result	(586)	(2,167)	-	-

Earnings Before Financial Results, net	662,239	633,375	662,094	634,490
Financial, net	(86,168)	(44,699)	(86,282)	(44,872)
Exchange gain (loss), net	(23,125)	(465,999)	(23,126)	(465,999)

Earnings before Income Tax and Social Contribution	552,946	122,677	552,686	123,619

Income Tax and Social Contribution

Current	(240,126)	(112,974)	(240,204)	(113,182)
Deferred	48,944	58,261	49,282	57,527

Net Income (loss) for the period	361,764	67,964	361,764	67,964
Registered common shares ('000)	227,836	227,836	227,836	227,836
Earnings per shares - R$ (per share)	1.59	0.30	1.59	0.30
Depreciation and Amortization	(180,193)	(168,191)	(180,251)	(168,216)
EBITDA	901,965	814,237	901,836	815,349
% over net revenue	33.3%	31.4%	33.3%	31.4%

Balance sheet

Brazilian Corporate Law				R$ '000
	PARENT COMPANY		CONSOLIDATED
ASSETS	09/30/2012	09/30/2011	09/30/2012	09/30/2011

Current
Cash and Cash Equivalents	1,766,313	2,227,455	1,777,706	2,265,911
Accounts Receivable from Clients	1,005,395	950,178	1,006,496	950,796
Related Party Balance	134,125	173,897	134,125	173,897
Inventory	39,709	35,791	39,754	35,820
Restricted cash	71,013	97,363	71,013	97,363
Recoverable Taxes	53,314	69,935	53,683	70,052
Other Receivables	100,321	58,975	86,375	69,594
Total Current Assets	3,170,190	3,613,594	3,169,152	3,663,433

Non-Current
Long Term Assets:
Accounts Receivable from Clients	321,680	355,079	321,680	355,079
Related Party Balance	146,373	164,381	146,373	164,381
Indemnities Receivable	60,295	146,213	60,295	146,213
Judicial Deposits	48,254	53,888	48,254	53,888
Deferred income tax and social contribution	187,409	133,956	191,537	133,651
National Water Agencie - ANA	106,478	67,368	106,478	67,368
Other Receivables	66,486	32,417	68,371	36,470
	936,975	953,302	942,988	957,050

Investments	23,435	17,894	-	-
Investment properties	54,046	-	54,046	-
Intangible Assets	21,364,123	19,599,332	21,386,292	19,612,573
Permanent Assets	199,654	186,367	401,337	315,422
	21,641,258	19,803,593	21,841,675	19,927,995
Total Non-Current Assets	22,578,233	20,756,895	22,784,663	20,885,045

Total Assets	25,748,423	24,370,489	25,953,815	24,548,478

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2012	09/30/2011	09/30/2012	09/30/2011
Current
Contractors and Suppliers	255,236	205,653	257,128	211,318
Current portion of
long term loans	1,310,039	1,029,104	1,316,504	1,029,274
Salaries and Payroll Charges	316,816	309,443	317,467	309,861
Income tax and social contribution payable	97,894	-	97,981	72
Other taxes and contributions payable	123,374	129,052	123,455	130,896
Interest on Own Capital Payable	142	92	142	92
Provisions	644,538	726,941	644,538	726,941
Services payable	378,682	340,561	378,682	340,561
Other payables	479,687	207,043	490,914	207,353
Total Current Liabilities	3,606,408	2,947,889	3,626,811	2,956,368
			-	-

Non-Current
Loans and Financing	7,084,777	7,477,404	7,269,624	7,646,626
Other taxes and contributions payable	-	27,286	-	27,286
Deferred Cofins/Pasep taxes	116,048	112,979	117,507	112,979
Provisions	711,714	809,090	711,717	809,090
Pension Plan Obligations	2,113,479	2,036,891	2,113,479	2,036,891
Other Payables	711,756	615,506	710,436	615,794
Total Non Current Liabilities	10,737,774	11,079,156	10,922,763	11,248,666

Shareholders' Equity
Capital Stock	6,203,688	6,203,688	6,203,688	6,203,688
Capital Reserves	124,255	124,255	124,255	124,255
Income reserve and accrued earnings	5,076,298	4,015,501	5,076,298	4,015,501
Total Shareholders' Equity	11,404,241	10,343,444	11,404,241	10,343,444

Total Liabilities and Shareholders' Equity	25,748,423	24,370,489	25,953,815	24,548,478

Cash flow

Brazilian Corporate Law				R$ '000
	PARENT COMPANY		CONSOLIDATED
Description	Jan-Sep/12	Jan-Sep/11	Jan-Sep/12	Jan-Sep/11
Cash flow from operating activities
Earnings before income tax and social contribution	1,616,586	1,194,401	1,614,056	1,195,441
Depreciation and Amortization	543,702	572,514	543,838	572,556
Losses from the sale of fixed and intangible assets	2,129	21,162	2,138	21,162
Provisions for bad debt	304,011	240,883	304,011	240,883
Provisions	231,150	220,254	231,150	220,254
Interest calculated over loans and financing payable	306,742	342,528	318,650	342,528
Monetary and exchange variation over loans and financing	169,399	367,326	169,399	367,326
Variation on liabilities and interest	1,147	2,197	1,147	2,197
Variation on assets and interest	(9,919)	(19,404)	(9,919)	(19,404)
Fair value margin on intangible assets from	(36,919)	(39,284)	(37,607)	(38,623)
Provision for the conduct adjustment agreement (TAC)	24,482	40,561	24,482	40,561
Equity result	3,643	4,418	-	-
São Paulo municipal goverment transfers	(4,080)	-	(4,080)	-
Provision for Sabesprev Mais	(6,522)	(7,432)	(6,522)	(7,432)
Other write-offs	1,186	4,900	1,186	4,900
Pension plan obligations	161,355	241,285	161,355	241,285
Provision for inventory loss	35,087	-	35,087	-
Provision for decrease in recoverable amount	35,127	-	35,127	-
Adjusted net income (generated by operating activities)	3,378,306	3,186,309	3,383,498	3,183,634

Variation on Assets and Liabilities	(771,753)	(265,960)	(752,525)	(259,660)
(Increase) decrease in assets:
Accounts receivable from clients	(195,751)	(219,880)	(196,208)	(220,227)
Balances and transactions with related parties	50,582	36,585	50,582	36,585
Inventories	4,791	228	4,781	205
Recoverable Taxes	(27,229)	(42,159)	(27,508)	(42,484)
Judicial deposits	(150,326)	3,624	(150,326)	3,624
Other accounts receivable	(95,741)	(21,186)	(66,454)	(20,577)
Increase (decrease) in liabilities:
Contractors and suppliers	(28,618)	73,762	(37,625)	78,018
Payment for services	(4,434)	(37,695)	(4,434)	(37,695)
Salaries and payroll charges	48,832	22,557	49,109	22,833
Other taxes and contributions payable	(76,930)	(56,672)	(77,177)	(55,038)
Taxes on revenues	1,942	17	2,709	17
Pension plan obligations	(98,573)	(8,432)	(98,573)	(8,432)
Other accounts payable	85,326	131,608	84,220	131,828
Contingencies	(285,624)	(148,317)	(285,621)	(148,317)

Others	(758,762)	(1,022,759)	(759,580)	(1,022,759)
Interest paid	(471,168)	(583,666)	(471,986)	(583,666)
Income tax and contribution paid	(287,594)	(439,093)	(287,594)	(439,093)

Net cash generated from operating activities	1,847,791	1,897,590	1,871,393	1,901,215

Cash flow from investing activities:
Restricted cash	28,716	205,207	28,716	205,207
Increase in investment	(5,092)	(14,050)	-	-
Acquisition of property, plant and equipment	(12,305)	(8,174)	(39,154)	(94,006)
Acquisition of intangible assets	(1,342,180)	(1,337,179)	(1,347,801)	(1,345,810)
Net cash used in investing activities	(1,330,861)	(1,154,196)	(1,358,239)	(1,234,609)

Cash flow from financing activities
Funding	995,442	1,456,501	1,007,035	1,625,893
Amortizations	(1,350,366)	(1,537,521)	(1,354,700)	(1,592,844)
Payment of interest on own capital	(537,772)	(422,923)	(537,772)	(422,923)
Net cash generated (invested) at financing activities	(892,696)	(503,943)	(885,437)	(389,874)

Increase (decrease) in cash and equivalents	(375,766)	239,451	(372,283)	276,732
Cash and cash equivalents at the beginning of the period	2,142,079	1,988,004	2,149,989	1,989,179
Cash and cash equivalents at the end of the period	1,766,313	2,227,455	1,777,706	2,265,911
Changes in Cash and Cash Equivalents	(375,766)	239,451	(372,283)	276,732

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 14, 2012

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.